Orion Engineered Carbons Held Annual Meeting of Stockholders

LUXEMBOURG--(BUSINESS WIRE)--Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black held its Annual General Meeting (“AGM”) and Extraordinary General Meeting (“EGM” and, together with the AGM, the “General Meetings”) of Shareholders on April 15, 2015 where CEO Jack Clem addressed shareholders of the Company. The Company’s shareholders approved and adopted all matters submitted to them at the General Meetings, which are described in the Company’s report on Form 6-K dated March 6, 2015. One of the matters approved by the AGM was the distribution of a dividend in the aggregate amount of EUR 10 million, to be paid on April 20, 2015 to shareholders of record on April 6, 2015. This dividend distribution is consistent with the Company's dividend policy stated in the Company's 2015 Full Year Outlook and report on Form 6-K dated March 4, 2015.
Commenting on the Company's performance and looking forward, Clem stated, “Having recently completed Orion's first Annual General Meeting as a public company, we reflect on 2014 as a satisfying year. We accomplished our financial goals while completing our IPO, vastly improving our capital structure and returning our first dividend to our shareholders. As we move forward in 2015, we are confident that our team is prepared to meet any obstacles that may arise and achieve our targeted goals.”

About Orion Engineered Carbons
Orion Engineered Carbons is a worldwide supplier of Carbon Black. The company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,350 employees worldwide, Orion Engineered Carbons runs 14 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832 445-3865
Investor-Relations@orioncarbons.com